Exhibit 99.2

LAKE SHORE GOLD CORP.

Condensed Consolidated Interim Financial Statements

(September 30, 2013 and 2012)

(unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars, unaudited )

As at	Note	September 30, 2013	December 31, 2012

Assets
Current assets
Cash and cash equivalents		$14,746	$48,715
Receivables and prepaids		3,857	7,736
Inventories and stockpiled ore	7	23,426	27,898
Assets held for sale	6(i)	—	2,432
		42,029	86,781
Non-current assets
Available for sale financial assets and warrant investments		769	810
Investments in associates	8	2,921	5,361
Restricted cash		7,095	7,095
Mining interests	9	769,722	719,616
Deferred financing costs	10(a(ii))	—	3,352
		$822,536	$823,015

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$21,523	$33,867
Current portion of finance lease obligations		1,314	6,324
Current portion of long term debt	10	14,390	18,219
		37,227	58,410
Non-current liabilities
Finance lease obligations		2,757	2,812
Long term debt	10	120,780	100,334
Share-based liabilities		504	479
Environmental rehabilitation provision		4,909	5,257
		128,950	108,882

Equity	12
Share capital		1,017,262	1,016,524
Equity portion of convertible debentures		14,753	14,753
Reserves		30,886	23,212
Deficit		(406,542)	(398,766)
		656,359	655,723
		$822,536	$823,015

See accompanying notes to condensed consolidated interim financial statements

Approved by the Board

/signed/ Alan Moon	/signed/ Arnold Klassen

Alan Moon	Arnold Klassen
Director	Director

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of Canadian dollars, except per share amounts, unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2013	2012	2013	2012

Revenue		$44,301	$33,734	$126,833	$99,036
Production costs	3	(23,428)	(20,754)	(75,539)	(60,221)
Depletion and depreciation		(13,319)	(10,407)	(38,083)	(31,787)
Earnings from mine operations		$7,554	2,573	13,211	7,028

General and administrative		(2,823)	(2,670)	(8,711)	(9,119)
Exploration and evaluation		(239)	(1,166)	(1,013)	(2,515)
Write down of investments in associates	8	(619)	(5,957)	(3,572)	(5,957)
Share of loss of investments in associates	8	(411)	(576)	(962)	(2,343)
Earnings (loss) from operations and associates		3,462	(7,796)	(1,047)	(12,906)
Other (loss) income, net	4	(1,685)	(3,777)	6,963	(3,123)
Finance items	5
Finance income		194	82	652	299
Finance expense		(3,689)	(75)	(10,042)	(252)
Loss before taxes		(1,718)	(11,566)	(3,474)	(15,982)
Deferred mining tax recovery		—	798	—	319
Loss from continuing operations		(1,718)	(10,768)	(3,474)	(15,663)
Loss from discontinued operations	6(i)	—	(3)	(4,302)	(43)
Net loss		$(1,718)	$(10,771)	$(7,776)	$(15,706)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Other comprehensive income (loss) from continuing operations, net of tax
Realized and unrealized gain (loss) on available for sale investments	6(ii),8	519	427	2,068	(1,759)
Other comprehensive income from discontinued operations
Exchange differences on translation of foreign operations	6(i)	—	463	3,967	3,452
Comprehensive loss from continuing operations		(1,199)	(10,341)	(1,406)	(17,422)
Comprehensive income (loss) from discontinued operations		—	460	(335)	3,409
Total comprehensive loss		$(1,199)	$(9,881)	$(1,741)	$(14,013)

Basic and diluted loss per share	12(b)
Loss per share from continuing operations		$(0.00)	$(0.03)	$(0.01)	$(0.04)
Loss per share		$(0.00)	$(0.03)	$(0.02)	$(0.04)

Weighted average number of common shares outstanding (in 000’s) note 12(b)
Basic		416,620	415,454	416,507	409,879
Diluted		416,620	415,454	416,507	409,879

See accompanying notes to condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars, unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2013	2012	2013	2012

Operating Activities

Net loss from continuing operations		$(1,718)	$(10,768)	$(3,474)	$(15,663)
Add (Deduct):
Depletion and depreciation		13,345	10,447	38,176	31,937
Share-based payments expense		412	811	1,647	3,008
Write down of investments in associates		619	5,957	3,572	5,957
Share of loss of investments in associates		411	576	962	2,343
Other loss (income), net		1,685	3,777	(6,963)	3,123
Finance income		(194)	(82)	(652)	(299)
Interest received		64	100	152	316
Deferred mining tax recovery		—	(798)	—	(319)
Finance expense		3,689	75	10,042	252
Interest paid		(5,311)	(588)	(13,114)	(2,199)
Change in operating working capital	13	(1,637)	2,129	2,187	(2,795)

Net cash flow provided by continuing operating activities		11,365	11,636	$32,535	25,661
Net cash flow used in discontinued operating activities		—	(3)	—	(43)

Investing Activities

Additions to mining interests, net of pre-production sales and movements in working capital		(17,362)	(40,800)	(87,686)	(123,553)
Proceeds from sale of mining interest		—	—	200	—
Proceeds from sale of available for sale investment	4	—	—	—	720
Restricted cash		—	(993)	—	(1,481)

Net cash flow used in investing activities of continuing operations		(17,362)	(41,793)	(87,486)	(124,314)
Net cash flow used in investing activities of discontinued operations		—	—	—	—

Financing Activities

Proceeds from long term debt, net of transaction costs	10(a(ii))	—	132,435	34,927	132,435
Proceeds from sale of royalty interest, net of fees		—	—	—	34,704
Long term debt payments	10(a(i),b)	(2,829)	(49,055)	(8,815)	(49,055)
Payment of finance lease obligations		(995)	(2,202)	(5,271)	(6,362)
Common shares issued for cash (net of share issue costs)		—	(25)	—	14,881
Exercise of stock options and warrants		—	50	23	69

Net cash (used in) provided by financing activities of continuing operations		(3,824)	81,203	20,864	126,672
Net cash provided by financing activities of discontinued operations		—	—	—	—

Impact of foreign exchange on cash balances		(50)	(819)	118	(402)

(Decrease) increase in cash and cash equivalents during the period		(9,871)	50,224	(33,969)	27,574
Cash and cash equivalents at beginning of period		24,617	33,309	48,715	55,959
Cash and cash equivalents at end of period		$14,746	$83,533	$14,746	$83,533

Supplemental cash flow information note 13

See accompanying notes to condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollars, except for share information, unaudited)

		Share capital			Reserves
	Note	Shares (‘000s)	Amount	Equity portion of convertible debentures	Warrants	Share-based payments	Currency translation adjustment	Investment revaluation reserve	Deficit	Equity
At January 1, 2013		415,654	$1,016,524	$14,753	$2,469	$26,259	$(3,967)	$(1,549)	$(398,766)	$655,723
Shares issued as part of various agreements (net of share issue costs of $30)	9,10(a(ii))	936	702	—	—	—	—	—	—	702
Share based payments	12(a(ii))	—	—	—	—	1,652	—	—	—	1,652
Stock-options exercised (including transfer from share-based payments reserves of $13)	12(a(i))	30	36	—	—	(13)	—	—	—	23
Net loss		—	—	—	—	—	—	—	$(7,776)	(7,776)
Other comprehensive loss, net of tax		—	—	—	—	—	3,967	2,068	—	6,035
Total comprehensive loss							3,967	2,068	(7,776)	(1,741)
At September 30, 2013		416,620	$1,017,262	$14,753	$2,469	$27,898	$—	$519	$(406,542)	$656,359

		Share capital			Reserves
	Note	Shares (‘000s)	Amount	Equity portion of convertible debentures	Warrants	Share-based payments	Currency translation adjustment	Investment revaluation reserve	Deficit	Equity
At January 1, 2012		400,169	$992,318	$0	$2,469	$21,543	$(7,679)	$1,011	$(80,834)	$928,828
Share based payments	12(a(ii))	—	—	—	—	3,574	—	—	—	3,574
Stock-options exercised (including transfer from share-based payments reserves of $28)	12(a(i)	84	96	—	—	(28)	—	—	—	68
Shares issued as part of mining property agreements (net of share issue costs of $94)	9	15,401	19,742	—	—	—	—	—	—	19,742
Equity portion of convertible debentures (net of transaction costs of $988)	10(b)	—	—	20,000						20,000
Change in deferred tax assets (liabilities)		—	4,368	(5,247)						(879)
Net loss		—	—	—	—	—	—	—	(15,706)	(15,706)
Other comprehensive loss (income), net of tax		—	—	—	—	—	3,452	(1,759)	—	1,693
Total comprehensive income							3,452	(1,759)	(15,706)	(14,013)
At September 30, 2012		415,654	$1,016,524	$14,753	$2,469	$25,089	$(4,227)	$(748)	$(96,540)	$957,320

Share based payments		—	—	—	—	1,170	—	—	—	1,170
Net loss		—	—	—	—	—	—	—	(302,226)	(302,226)
Other comprehensive loss (income), net of tax		—	—	—	—	—	260	(801)	—	(541)
Total comprehensive loss							260	(801)	(302,226)	(302,767)
At December 31, 2012		415,654	$1,016,524	$14,753	$2,469	$26,259	$(3,967)	$(1,549)	$(398,766)	$655,723

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

1.              DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and on the NYSE MKT stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold complexes located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec. The Company is in commercial production at its Timmins West Mine and Bell Creek Mine.

2.              BASIS OF PREPARATION

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the IASB, and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2012, except as noted below under changes in accounting policies. These condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the 2012 annual consolidated financial statements and the notes thereto.

These condensed consolidated interim financial statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in Note 3 of the 2012 annual consolidated financial statements.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in note 4 of the 2012 annual consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Amendments to IFRS 7, Financial Instruments: Disclosures and IAS 32, Financial Instruments: Presentation

In December 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements of amended IFRS 7 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position.  Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

As part of this project the IASB also clarified aspects of IAS 32, Financial Instruments: Presentation. The amendments to IAS 32 address inconsistencies in current practice when applying the requirements.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

The Company reviewed the amendments to IFRS 7 and IAS 32 and determined that no additional disclosures are currently required.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and Standing Interpretation Committee (“SIC”)-12, Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of the Company’s subsidiaries.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities — Non-Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. The Company determined that the standard did not have any impact on its condensed consolidated interim financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company assessed its disclosures and concluded that the adoption of IFRS 12 did not result in any change in disclosures in the condensed consolidated interim financial statements.

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. The condensed consolidated interim financial statements for the nine months ended September 30, 2013 and 2012 include additional disclosures in accordance with the requirements of IFRS 13 (refer to note 15).

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. In accordance with the requirements of Amendments to IAS 1, the Company separated the items of other comprehensive income that would be reclassified to profit and loss from those that would never be reclassified to profit and loss on the Statement of Other Comprehensive Income (Loss).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

IAS 19, Employee Benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after January 1, 2013. The amended standard does not impact the Company’s condensed consolidated interim financial statements.

IAS 27 - Separate financial statements

IAS 27, Separate financial statements (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company determined that the amendments to IAS 27 did not have any impact on its condensed consolidated interim financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit.

The interpretation generally requires that costs from a stripping activity which improve access to ore to be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. IFRIC 20 does not impact the Company’s condensed consolidated interim financial statements.

ACCOUNTING STANDARD ISSUED BUT NOT YET EFFECTIVE

IFRS 9 Financial Instruments

This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement on the classification and measurement of financial assets and financial liabilities. The effective date has not yet been confirmed. The Company has not yet determined the effect of adoption of IFRS 9 on its condensed consolidated interim financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

3.              PRODUCTION COSTS

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Salaries and employee benefits	$7,816	$6,732	$23,684	$20,262
Raw materials and consumables	9,036	6,597	26,953	19,483
Contractors	3,529	4,566	12,616	13,895
Definition and delineation drilling	916	2,129	3,763	8,452
Royalties	980	633	2,885	1,630
Rentals and operating leases	215	215	744	742
Change in inventories	884	(1,268)	4,473	(5,819)
Share based payments	(66)	162	180	577
Other	118	988	241	999
	$23,428	$20,754	$75,539	$60,221

4.              OTHER (LOSS) INCOME, NET

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Unrealized and realized (loss) gain on embedded derivatives note 10(a(i))	$(2,175)	$(5,052)	$8,416	$(5,052)
Loss on deemed disposition of available for sale investment note 6 (ii)	—	—	(1,681)	—
Unrealized and realized foreign exchange gain, net	490	640	66	1,058
Gain on disposal of mining interest	—	—	200	—
Gain on settlement of debt	—	601	—	546
Gain on sale of available for sale investments	—	—	—	584
Unrealized gain (loss) on warrants	—	34	(38)	(259)
Other (loss) income, net	$(1,685)	$(3,777)	$6,963	$(3,123)

Foreign exchange gain for the three and nine months ended September 30, 2013 includes $694 and $338 unrealized gain from the mark to market of certain embedded derivatives (same periods in 2012 - $1,460) (note 10(a(i))).

During the nine months ended September 30, 2013, the Company sold one of its non-core green field exploration properties for $200 and recorded a gain for same amount.

Gain on settlement of debt relates to the repayment by the Company of the UniCredit Bank AG revolving credit facility on September 7, 2012, concurrent with the closing of the convertible debentures agreement (note 10(b)).

During 2012, the Company sold one of its available for sale investments for $720 and recorded a realized gain of $584 in net loss ($749 gain transferred from investment revaluation reserve to net loss).

5.              FINANCE INCOME AND FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Interest income on bank deposits	$194	$82	$652	$299
Finance income	$194	$82	$652	$299

Borrowing costs note 10	$(3,583)	$—	$(9,714)	$—
Other interest expense	(87)	(58)	(281)	(207)
Unwinding of the discount on environmental rehabilitation provision	(19)	(17)	(47)	(45)
Finance expense	$(3,689)	$(75)	$(10,042)	$(252)

6.              SALE OF THE MEXICO SUBSIDIARY

On January 30, 2013 the Company and Revolution Resources Corp. (“Revolution”) entered into an agreement for the sale of the Company’s Mexico subsidiary (which held 100% of the Company’s Mexico property portfolio) to Revolution for:

•                            20,000,000 common shares of Revolution, receivable on closing

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

•                  2% to 3.5% Net Smelter Return (“NSR”) on the various properties of the Mexico portfolio (subject to rights of Revolution to repurchase a portion of the NSR), and

•                  $5,000 in cash or common shares on or before December 31, 2017 contingent on certain conditions being met, for a maximum of 25,000,000 common shares of Revolution (valued at the greater of $0.20 and share price of Revolution at time of issuance).

The agreement closed on May 8, 2013 (the “closing date”) at which time the Company received 20,000,000 common shares of Revolution; the amended option agreement entered between the Company and Revolution in 2012 was terminated

(i)            Disposal of the Mexico subsidiary

At December 31, 2012, the assets and liabilities of the Mexico subsidiary were reclassified as held for sale in the statement of financial position ($2,432 comprised of $2,053 value of mining interests and $379 cash and cash equivalents); the Company recorded an impairment charge of $71,500 on the reclassification. The disposal of the Mexico property portfolio is consistent with the Company’s long term policy to focus its activities in its three gold complexes in Canada.

The Company recorded a loss of $4,302 on the disposal of the Mexico subsidiary in May 2013 as detailed below:

Consideration received:
20,000,000 shares of Revolution valued at $0.085 per share	$1,700
Total consideration received	$1,700

Asset over which control was lost:
Mining interest (Mexico properties)	$2,192
Net asset disposed of	$2,192

Loss on disposal of the Mexico subsidiary
Consideration received	$1,700
Net assets disposed of	$(2,192)
Cumulative exchange loss in respect of the net assets of the subsidiary	$(3,810)
Loss on disposal	$(4,302)

(ii)        Deemed disposition of available for sale investment in Revolution

Prior to May 8, 2013 (the closing date of the agreement), the Company held 6,713,740 of Revolution’s shares representing approximately 7% of the then issued and outstanding shares of Revolution; the newly issued shares brought the Company’s equity ownership on Revolution to 22.5%, making Revolution an associate (ownership over 20% and the right of board representation gives the Company significant influence on Revolution). As such, from May 8, 2013, Revolution is accounted for under the equity method of accounting which requires the investment in the associate to be initially recorded at cost and the carrying amount adjusted thereafter for the Company’s share of the post-acquisition profits and losses of the investee.

Prior to the acquisition, the Company’s investment in Revolution was considered available for sale and marked to market at each period end ($470 and $705 respectively at March 31, 2013 and December 31, 2012) with changes in value accumulated in other comprehensive income (loss) as part of investment revaluation reserve. The Company recorded a loss of $1,681 on the transaction (deemed disposition of the available for sale investment in Revolution), $1,785 of which was transferred from investment revaluation reserve.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

7.              INVENTORIES AND STOCKPILED ORE

As at	September 30, 2013	December 31, 2012
Bullion	$390	$10,494
Gold in circuit	9,184	7,784
Stockpiled ore	8,325	6,420
Materials and supplies inventory	5,527	3,200
	$23,426	$27,898

The cost of inventories and stockpiled ore recognized as an expense (excluding royalty expense) during the three and nine months ended September 30, 2013 is $22,448 and $72,654 respectively (same periods in 2012, $20,121 and $58,591). There were no write downs or reversals of write downs of inventory to net realizable value during the three and nine months ended September 30, 2013 and 2012.

8.              INVESTMENTS IN ASSOCIATES

The Company’s investments in associates are as follows:

	September 30, 2013			December 31, 2012
As at	Net book value	Fair value	Ownership	Net book value	Fair value	Ownership
Northern Superior Resources Inc.	$1,986	$2,247	23.84%	$4,493	$4,493	23.84%
Revolution Resources Corporation note 6(ii)	$935	$935	22.45%	$—	$—	0.00%
Golden Share Mining Corporation	$—	$—	0.00%	$868	$868	19.76%
	$2,921			$5,361

Effective July 29, 2013 (the “transaction date”), the Company’s ownership in Golden Share Mining Corporation (“Golden Share”) was diluted to 7.31% and the Company no longer has the right of board representation; as a result, during the third quarter of 2013, the Company wrote down its investment in Golden Share to its fair value at the transaction date of $176, recorded a write down of $369 and transferred the investment in Golden Share to available for sale investments. Also, during the third quarter of 2013, the Company recorded an unrealized gain of $519 in other comprehensive income, being the increase in fair value of the investment in Golden Share from the transaction date to end of the quarter.

During the three and nine months ended September 30, 2013, in addition to the write down of Golden Share of $369 discussed above, the Company wrote down its investments in associates to their fair value and recorded an impairment charge of $250 and $3,203, respectively (same periods for 2012, $5,957), as the decline in value was considered significant or prolonged.

During the three and nine months ended September 30, 2013, the Company recorded a loss of $411 and $962, respectively (same periods for 2012, $576 and $2,343, respectively), representing the Company’s share on losses of its equity investments.

As at September 30, 2013 and December 31, 2012, the Company holds 19,000,000 shares of RT Minerals Corp. valued at $Nil.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

9.              MINING INTERESTS

Period ended September 30, 2013	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2013	$501,107	$134,605	$635,712	$175,579	$811,291
Additions	47,488	64	47,552	39,873	87,425
Construction in progress	—	—	—	429	429
Cost at September 30, 2013	$548,595	$134,669	$683,264	$215,881	$899,145
Accumulated depreciation and depletion
At January 1, 2013	$47,779	$—	$47,779	$43,896	$91,675
Depreciation	—	—	—	9,041	9,041
Depletion	28,707	—	28,707	—	28,707
Accumulated depreciation and depletion at September 30, 2013	$76,486	$—	$76,486	$52,937	$129,423
Carrying amount at September 30, 2013	$472,109	$134,669	$606,778	$162,944	$769,722

Year ended December 31, 2012	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2012	$228,921	$611,899	$840,820	$137,306	$978,126
Transfers from non depletable to depletable	379,188	(379,188)	—	—	—
Additions	92,443	4,893	97,336	45,481	142,817
Construction in progress	—	—	—	37,294	37,294
Pre-production revenue	(6,706)	—	(6,706)	—	(6,706)
Transfer to inventories	(5,270)	—	(5,270)	—	(5,270)
Change in estimate and discount rate (environmental rehabilitation assets)	842	—	842	—	842
Foreign exchange	—	3,712	3,712	—	3,712
Franco-Nevada / Revolution transactions	(34,704)	(267)	(34,971)	—	(34,971)
Reclass to assets held for sale note 6	—	(2,053)	(2,053)	—	(2,053)
Impairment charge	(153,607)	(104,391)	(257,998)	(44,502)	(302,500)
Cost at December 31, 2012	$501,107	$134,605	$635,712	$175,579	$811,291
Accumulated depreciation and depletion
At January 1, 2012	$10,173	$—	$10,173	$28,405	$38,578
Depreciation	—	—	—	15,491	15,491
Depletion	37,606	—	37,606	—	37,606
Accumulated depreciation and depletion at December 31, 2012	$47,779	$—	$47,779	$43,896	$91,675
Carrying amount at December 31, 2012	$453,328	$134,605	$587,933	$131,683	$719,616

During 2013, the Company issued 50,000 common shares to the First Nation communities, under an Impact and Benefits Agreement, valued at $32.

The depreciation of plant and equipment used in the exploration and development activities of assets not yet ready as intended by management is capitalized to the specific property ($522 and $1,911, respectively, for the three and nine months ended September 30, 2013; $1,110 and $3,424, respectively, for same period in 2012).

The second phase of the Bell Creek Mill expansion to increase the mill capacity to over 3,000 tonnes per day was commissioned during the third quarter; $73,933 was transferred from construction in progress to

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

depreciable asset. The first phase of the expansion to increase the mill capacity to 2,500 tonnes per day was commissioned on November 30, 2012 ($37,798 transferred to depreciable asset).

Borrowing costs incurred on long term debt (note 10) totaling $1,849 and $6,202, respectively, for the three and nine months ended September 30, 2013 (same periods in 2012, $2,383 and $3,940) are capitalized to qualifying assets.

During the three months ended March 31, 2012, the Company recorded $6,706 of pre-production revenue, representing sales of gold bullion produced from Thunder Creek Deposit and Bell Creek Mine prior to commercial production on January 1, 2012.

10.       LONG TERM DEBT

As at	September 30, 2013	December 31, 2012
Gold Loan (a(i))	$20,205	$36,775
Standby Line (a(ii))	32,317	—
Convertible Debentures (b)	82,648	81,778
	$135,170	$118,553
Current portion of long term debt (a)	14,390	18,219
Long term debt	$120,780	$100,334

(a)         Sprott Resource Lending Partnership Credit Facility

On June 14, 2012, the Company signed a financing agreement with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70,000, secured by the material assets of the Company. The Facility involves two components, a $35,000 gold loan (the “Gold Loan”), payable monthly starting on January 31, 2013 to May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35,000, maturing on January 1, 2015. The transaction closed on July 16, 2012, at which time the Company received $35,000 for the Gold Loan.

(i)            Gold Loan

The Gold Loan is being repaid through 29 monthly cash payments which started on January 31, 2013 based on 947 ounces of gold each month multiplied by the Bloomberg gold closing price on the date of payment.

As a result of the indexation of the principal repayments to the movement in the price of gold, the Company has determined that the Gold Loan contains a derivative which is embedded in the Canadian dollar denominated debt instrument (the “Embedded Derivative”). The Embedded Derivative is marked to market at each period end with changes in fair value recorded as other income (expense) and foreign exchange gain (loss), the latter representing the impact of changes in US$/Canadian$ exchange rate on the fair value of the derivative.

During the three and nine months ended September 30, 2013 the Company, respectively:

•                  paid $3,998 and $12,669 for the Gold Loan (including $1,169 and $3,854 of interest) and realized  gains of $811 and $1,625 (change in gold prices from June 30, 2013 and December 31, 2012, respectively) partially offset by $154 and $386 of realized foreign exchange loss;

•                  incurred $2,986 of unrealized loss and $6,791 of unrealized gain as a result of the change in gold prices during the periods;

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

•                  incurred $694 and $338 of unrealized foreign exchange gain due to movement in US$/Canadian$ exchange rate;

•                  incurred $1,370 and $4,455 of interest expense and amortization of transaction costs of which $472  and $1,746 was capitalized in mining interests.

During the three and nine months ended September 30, 2012 the Company incurred the following related to the Gold Loan:

•                  $5,052 of unrealized loss as a result of the increase in gold prices from July 16, 2012 (when the Company received the Gold Loan) to September 30, 2012;

•                  $1,460 of unrealized foreign exchange gain due to movement in US$/Canadian$ exchange rate during the period;

•                  $1,311 of interest expense and amortization of transaction costs which was fully capitalized to mining interests.

As at	September 30, 2013	December 31, 2012
Accreted principal and interest, net of unamortized transaction costs of $1,344 (December 31, 2012, $1,947)	$26,190	$35,630
Embedded derivative (asset) liability	(5,985)	1,145
	$20,205	$36,775
Current portion of gold loan	17,942	17,761
Current portion of embedded derivative (asset) liability	(3,552)	458
Long term portion of gold loan	$5,815	$18,556

(ii)        Standby Line

On February 1, 2013, the Company drew down the Standby Line of $35,000 and issued 885,964 common shares of the Company (valued at $700), representing the 2% drawdown fee; the Standby Line matures on January 1, 2015 and bears annual interest of 9.75%, compounded monthly; the Company can pay the Standby Line or portions of it at any time before the maturity date; the Company owes a 4% rollover fee on the outstanding principal at December 31, 2013 that can be paid in either cash or common shares at the option of the Company, subject to certain terms and conditions.

Upon drawing down the Standby Line, $4,095 of transaction costs were netted against the long term debt ($3,352 of deferred financing costs outstanding at December 31, 2012 and remaining incurred upon the draw down, including value of shares issued). For the three and nine months ended September 30, 2013 the Company incurred borrowing costs of $1,409 and $3,716 respectively, related to the Standby Line, of which $477 and $1,446, respectively, are capitalized in mining interests; borrowing costs for the three and nine months ended September 30, 2013, respectively, include interest expense of $872 and $2,306, and amortization of deferred transaction costs of $537 and $1,410.

As at	September 30, 2013	December 31, 2012
Principal	$35,000	$—
Unamortized transaction costs	(2,683)	—
	$32,317	$—

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

(b)         Convertible Debentures

On September 7, 2012, the Company issued 103,500 of Convertible Unsecured Debentures (the “Debentures”) at $1,000 for an aggregate principal amount of $103,500 which bear annual interest at 6.25%, payable semi-annually in arrears on March 31 and September 30 of each year, starting on March 31, 2013, and maturing on September 30, 2017. During the three and nine months ended September 30, 2013 the Company paid $3,243 and $6,876, respectively, of interest to the Debenture holders.

The option of the holders to convert the Debentures into common share of the Company requires the Debentures to be accounted as a compound financial instrument with $82,512 recorded as long term debt and $20,988 as equity (the latter representing the value of the holder conversion option). The debt component is subsequently measured at amortized cost using the effective interest method.

As at	September 30, 2013	December 31, 2012
Beginning balance	$81,778	$78,626
Interest expense and unwinding of discount rate	7,746	3,152
Interest payment	(6,876)	—
	$82,648	$81,778

During the three and nine months ended September 30, 2013, respectively, the Company incurred $2,653 and $7,745 (same periods in 2012, $511) of interest expense and unwinding of the discount rate related to the Debentures, of which $900 and $3,010, respectively, (same periods in 2012, $511) was capitalized to mining interests.

11.       DEFERRED TAXES

The Company is in a net deferred tax asset position for both income and mining taxes as at September 30, 2013 and December 31, 2012 and has recognized the benefit of the deferred tax assets to the extent they offset the deferred income tax liabilities. The remaining deferred tax assets are not recognized as the Company does not have a history of earnings.

During the three and nine months ended September 30, 2013, the Company recorded $Nil of deferred Ontario mining tax provision (same periods in 2012, $81 and $560).

12.       EQUITY

a)             Reserves

i)                Share Options

As at September 30, 2013, the Company had 19,725,450 options outstanding of which 10,614,450 are exercisable. Movements in share options during the nine months ended September 30, 2013 and 2012 were as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

	September 30, 2013		September 30, 2012
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Outstanding, beginning of year	23,087,535	$2.32	20,187,752	$2.75
Granted	450,000	$0.37	42,000	$1.24
Forfeited and expired	(3,782,085)	$2.02	(1,536,717)	$3.15
Exercised	(30,000)	$0.79	(84,000)	$0.82
Outstanding, end of period	19,725,450	$2.34	18,609,035	$2.73
Exercisable, end of period	10,614,450	$2.90	9,649,685	$2.44

ii)            Share-based payment expense

Share-based payment expense recognized is allocated to production costs (options granted to mine employees), general and administrative costs (options granted to directors and corporate employees), exploration expenses (options granted to individuals involved in exploration work on the green field exploration stage properties), and capitalized as part of mining properties (options granted to individuals involved on the specific projects capitalized). The Company capitalized $23 and $28, respectively, of share-based payments for the three and nine months ended September 30, 2013 (same period in 2012, $204 and $709).

The Company granted 450,000 stock options to its employees during the nine months ended September 30, 2013 which vest over a period of 3 years, are exercisable at $0.37 per option, expire in 2018, and have a total fair value of $90. The fair value of stock options granted during the nine months ended September 30, 2013 is estimated at the time of the grant using the Black-Scholes options pricing model with assumptions as follows: expected volatility of 64%-71%, based on past history, a risk-free interest rate of 1.1%, dividend rate of $Nil and expected time to exercise of 3.5 years.

The allocation in the condensed consolidated statement of comprehensive income (loss) for the three and nine month periods ended September 30, 2013 and 2012 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
General and administrative	$459	$606	$1,370	$2,151
Production costs	(66)	162	180	577
Exploration	19	39	72	137
Total share-based payments	$412	$807	$1,622	$2,865

b)   Basic and diluted loss per share

The impact of the outstanding options, warrants and convertible debentures for the three and nine months ended September 30, 2013 and 2012 has not been included in the calculation of loss per share as the impact would be anti-dilutive. The basic and diluted loss per share for the three and nine months ended September 30, 2013 and 2012 is calculated as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Net loss from continuing operations	$(1,718)	$(10,768)	$(3,474)	$(15,663)
Weighted average basic and diluted number of common shares outstanding (in ‘000s)	416,620	415,454	416,507	409,879
Basic and diluted loss per share from continuing operations	$(0.00)	$(0.03)	$(0.01)	$(0.04)

Net loss from continuing and discontinued operations	$(1,718)	$(10,771)	$(7,776)	$(15,706)
Weighted average basic and diluted number of common shares outstanding (in ‘000s)	416,620	415,454	416,507	409,879
Basic and diluted loss per share	$(0.00)	$(0.03)	$(0.02)	$(0.04)

13.       SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Change in operating working capital
Decrease in receivables and prepaids	$1,285	$912	$1,997	$553
(Increase) decrease in inventory	(552)	(1,156)	2,144	(6,020)
(Decrease) increase in accounts payable and accrued liabilities	2,449	2,373	(2,033)	2,672
	$(1,716)	$2,129	$(2,108)	$(2,795)

Cash and cash equivalents at September 30 consist of:
Cash	$14,746	$33,524	$14,746	$33,524
Short term investments	—	50,009	—	50,009
	$14,746	$83,533	$14,746	$83,533

	Three months ended September 30,		Nine months ended September 30,
Non-cash investing and financing activities	2013	2012	2013	2012

Mining interests
(Reduction) increase in working capital related to mining interests	$(3,171)	$434	$(7,158)	$(1,557)
Shares issued as part of mining property agreements	—	340	32	382
Transfers to inventories and stockpiled ore upon commercial production	—	—	—	(5,270)
Share-based payments expense capitallized	23	204	28	709
Additions of capital lease assets	—	832	—	2,517
Changes in mine closure assets	(394)	439	(394)	817
Non cash interest capitalized	796	2,003	2,110	2,482
	$(2,746)	$4,252	$(5,382)	$80
Share Capital
Transfer of amounts from share-based payments reserve	$—	$10	$13	$28
Shares issued as part of mining property agreement	—	340	32	382
Shares issued as part of financing agreement note 11(a(ii))	—	—	700	4,479
	$—	$350	$745	$4,889

14.       SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs, write down of investment in associates, other income (loss), net, the Company’s share of income (loss) of its investment in associates; corporate finance items, net, include borrowing costs, bank and debt interest and other charges and interest earned on cash and cash equivalents. The information reported below is based on the information provided to the Chief Executive Officer, the Company’s chief operating decision maker.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

As at and for the three months ended September 30, 2013

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$44,301	$—	$—	$44,301
Earnings from mine operations	7,554	$—	$—	$7,554

General and administrative	—	—	(2,823)	(2,823)
Exploration and evaluation	—	(239)	—	(239)
Write down of investments in associates	—	—	(619)	(619)
Share of loss of investments in associates	—	—	(411)	(411)
Earnings (loss) from operations and associates	7,554	(239)	(3,853)	3,462
Other loss, net	—	—	(1,685)	(1,685)
Finance items (net)	—	—	(3,495)	(3,495)
Earnings (loss) from continuing operations	7,554	(239)	(9,033)	(1,718)
Loss from discontinued operations	—	—	—	—
Net earnings (loss)	$7,554	$(239)	$(9,033)	$(1,718)
Expenditures on mining interests	$17,362	$—	$—	$17,362
Total assets	$664,388	$135,376	$22,772	$822,536
Total liabilities	$28,285	$—	$137,892	$166,177

As at and for the nine months ended September 30, 2013

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$126,833	$—	$—	$126,833
Earnings from mine operations	$13,211	$—	$—	$13,211

General and administrative	—	—	(8,711)	(8,711)
Exploration and evaluation	—	(1,013)	—	(1,013)
Write down of investments in associates	—	—	(3,572)	(3,572)
Share of loss of investments in associates	—	—	(962)	(962)
Earnings (loss) from operations and associates	13,211	(1,013)	(13,245)	(1,047)
Other income, net	—	—	6,963	6,963
Finance items (net)	—	—	(9,390)	(9,390)
Earnings (loss) from continuing operations	13,211	(1,013)	(15,672)	(3,474)
Loss from discontinued operations	—	(4,302)	—	(4,302)
Net earnings (loss)	$13,211	$(5,315)	$(15,672)	$(7,776)
Expenditures on mining interests	$87,622	$64	$—	$87,686
Total assets	$664,388	$135,376	$22,772	$822,536
Total liabilities	$28,285	$—	$137,892	$166,177

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

Three months ended September 30, 2012

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$33,734	$0	$0	$33,734
Earnings from mine operations	$2,573	—	—	$2,573

General and administrative	—	—	(2,670)	(2,670)
Exploration and evaluation	—	(1,166)	—	(1,166)
Write down of investments in associates	—	—	(5,957)	(5,957)
Share of loss of investments in associates	—	—	(576)	(576)
Earnings (loss) from operations and associates	$2,573	$(1,166)	$(9,203)	$(7,796)
Other loss, net	—	—	(3,777)	(3,777)
Finance items (net)	—	—	7	7
Earnings (loss) before taxes	2,573	(1,166)	(12,973)	(11,566)
Deferred mining tax provision	798	—	—	798
Earnings (loss) from continuing operations after tax	3,371	(1,166)	(12,973)	(10,768)
Loss from discontinuing operations after tax	—	(3)	—	(3)
Net earnings (loss)	$3,371	$(1,169)	$(12,973)	$(10,771)
As at and for the year ended December 31, 2012
Expenditures on mining interests	$163,888	$4,706	$—	$168,594
Pre-production revenue	$(6,706)	$—	$—	$(6,706)

Total assets	$620,954	$138,258	$63,803	$823,015
Total liabilities	$45,789	$—	$121,503	$167,292

Nine months ended September 30, 2012

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$99,036	$—	$—	$99,036
Earnings from mine operations	$7,028	$—	$—	$7,028
	—
General and administrative	—	—	(9,119)	(9,119)
Exploration and evaluation	—	(2,515)	—	(2,515)
Write down of investments in associates	—	—	(5,957)	(5,957)
Share of loss of investments in associates	—	—	(2,343)	(2,343)
Earnings (loss) from operations and associates	$7,028	$(2,515)	(17,419)	$(12,906)
Other loss, net	—	—	(3,123)	(3,123)
Finance items (net)	—	—	47	47
Earnings (loss) before taxes)	7,028	(2,515)	(20,495)	(15,982)
Deferred mining tax provision	319	—	—	319
Earnings (loss) from continuing operations after tax	7,347	(2,515)	(20,495)	(15,663)
Loss from discontinuing operations after tax	—	(43)	—	(43)
Net earnings (loss)	$7,347	$(2,558)	$(20,495)	$(15,706)
As at and for the year ended December 31, 2012
Expenditures on mining interests	$163,888	$4,706	$—	$168,594
Pre-production revenue	$(6,706)	$—	$—	$(6,706)

Total assets	$620,954	$138,258	$63,803	$823,015
Total liabilities	$45,789	$—	$121,503	$167,292

* Mining operations include activities on the Company’s Timmins West Mine and Bell Creek Mine.

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of income (loss)) as well as properties capitalized as per the Company’s policy (other than the properties which are in commercial production as discussed above).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

The Company sells its gold bullion through several brokers and there is no economic dependence; the Company does not have any long term sales contracts.

15.       FINANCIAL INSTRUMENTS

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at September 30, 2013 and December 31, 2012 are as follows:

	September 30, 2013	December 31, 2012
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$14,746	$48,715
Restricted cash	7,095	7,095
Warrant investments	70	108
	$21,911	$55,918

Loans and receivable, measured at amortized cost
Receivables	$3,289	$6,578

Available-for-sale, measured at fair value
Investments in public companies	$699	$702

Financial Liabilities
At fair value through profit and loss
Embedded derivative (asset) liability note 10(a(i))	$(5,985)	$1,145

Other financial liabilities, measured at fair value
Share-based liabilities	$504	$479

Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$21,523	$33,867
Long term debt note 10	$141,155	$117,408
	$162,678	$151,275

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term to maturity of these financial instruments. The fair value of debentures at September 30, 2013 is $77,625 (December 31, 2012, $95,499).

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

	September 30, 2013	December 31, 2012
As at	Level 1	Level 1

Cash and cash equivalents	$14,746	$48,715
Restricted cash	$7,095	$7,095
Investments in public companies	$699	$702

	Level 2	Level 2
Gold loan liability note 10(a(i))	$22,958	$38,521
Embedded derivative (asset) liability note 10(a(i))	$(5,985)	$1,145
Share-based liabilities	$504	$479
Warrant investments	$70	$108

The Company does not have Level 3 input financial instruments. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

The fair value of the gold loan liability and embedded derivative (asset) liability are determined by discounting future payments based on forward gold prices and forward US$/Canadian$ foreign exchange rates.

The fair value of share based liabilities and warrant investments are determined based on option pricing models that utilize a variety of inputs that are a combination of quoted prices and market corroborated inputs.